Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.

Annual Meeting of Shareholders

May 8, 2012

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations.

The following matters were voted upon at the Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. (the “Company”) held on May 8, 2012.  Each of the matters is described in greater detail in the Notice of the Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders.

1.              Appointment of Auditors

Deloitte and Touche LLP, Independent Registered Chartered Accountants were appointed as auditors of the Company.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
82,668,896	99.88%	102,281	0.12%

2.              Election of Directors

Each of the (8) nominees listed in Management Proxy Circular were elected as directors of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Michael G. DeGroote	68,657,372	88.68%	8,766,128	11.32%
Michael H. DeGroote	68,665,938	88.69%	8,757,562	11.31%
John T. Dillon	68,704,797	88.74%	8,718,703	11.26%
James J. Forese	68,696,471	88.73%	5,347,678	11.27%
Jeffrey L. Keefer	77,337,177	99.89%	86,323	0.11%
Douglas W. Knight	68,709,364	88.74%	8,714,135	11.26
Daniel R. Milliard	65,317,162	84.36%	12,106,337	15.64%
Joseph D. Quarin	77,388,588	99.95%	34,912	0.05%

3.              Confirmation of Amendments to By-law No. 1

Votes For	% Votes For	Votes Against	% Votes Against	Votes Withheld	% Votes Withheld
77,377,417	99.94%	46,082	0.06%	0	0.00%